Exhibit 2.2

                       Assignment Agreement


  AGREEMENT between David R. Carver, a citizen of the U.S.A. residing in the City of Colorado Springs, State of Colorado, hereinafter referred to as the "PATENT OWNER" and Reflect Scientific, Inc., a corporation of the State of Utah, hereinafter referred to as "REFLECT".

       1. PATENT OWNER warrants that PATENT OWNER is the owner of U.S. Patent No. 6530286, U.S. Patent No. 5969812, U.S. Patent No. 5699156 and U.S. Patent No. 5694215 hereinafter collectively known as the "PATENTS" and is desirous of transferring all ownership rights to REFLECT.

       2. REFLECT is desirous of acquiring all ownership rights to the PATENTS and the inventions disclosed therein.

       3. PATENT OWNER, in consideration of other good and valuable consideration receipt of which is hereby acknowledged by PATENT OWNER, hereby transfers, sets over and assigns unto REFLECT, its successors and assigns, the entire right, title and interest in and to the PATENTS, the inventions covered thereby and any renewals, reissues, extensions, reexaminations, substitutions, continuations or divisions thereof and all foreign rights thereunder including all rights to claim any priority in and to the invention disclosed therein.

       4. PATENT OWNER agrees to execute any and all documents provided by REFLECT to perfect the rights transferred to REFLECT under Article 3 hereof.

  IN WITNESS WHEREOF the parties hereto have indicated their agreement to the foregoing by signing their authorized signatures hereinbelow.


  David R. Carver                    Reflect Scientific, Inc.


  /s/ David R. Carver                By /s/ Kim Boyce


  4/4/2006 (Date)                    President and Director (Title)


                                     4/4/2006 (Date)
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